June 12, 2006 Ms. Messeret Nega Senior Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606-4637
Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com
Julie Anne Gillespie
Direct Tel (312) 701-7132
Direct Fax (312) 706-8328
jgillespie@mayerbrownrowe.com
Re:
RFS Holding, LLC
Registration Statement on Form S-3
Amendment No. 3 filed June 12, 2006
File No: 333-130030

Dear Ms. Nega:

        RFS Holding, LLC (the "Registrant") has requested us to respond to the Commission staff's comment letter dated June 8, 2006 concerning the captioned Registration Statement (the "Comment Letter").

        The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 3 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 3, which have been marked to show the changes from Amendment No. 2 to the Registration Statement as filed on May 26, 2006.

        The Registrant's responses to the Comment Letter are set forth below. The responses follow each of the staff's comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

        This letter is being submitted on behalf of the Registrant, accordingly, the terms "we", "us" and "our" in the following responses refer to the Registrant.

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Independent Mexico City Correspondent: Jauregui, Navarrete y Nader S.C.
Mayer, Brown, Rowe & Maw LLP operates in combination with our associated English limited liability partnership in the offices listed above.

June 12, 2006

Base Prospectus
Evidence as to Servicer's Compliance, page 34

1.
Please include a statement in this section that a separate assessment and attestation report for each party participating in the servicing function will be filed as exhibits to the Form 10-K report.

  The base prospectus has been revised as requested on page 35.

Credit Enhancement, page 70

2.
We note that derivative agreements may be in the forms of currency, interest rate or other swaps. .. ." Please revise to remove your reference to other swaps and confirm that any derivative agreements you enter into will be limited to interest rate or currency agreements.

  The base prospectus has been revised as requested on page 72. We confirm that any derivative agreements will be limited to interest rate or currency agreements.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Julie A. Gillespie Julie A. Gillespie